Exhibit 4(a)13

[Translation from Hebrew]

SERVICE AGREEMENT

Drawn up and signed on September 29, 2008

between:

SUNY ELECTRONICS LTD.
of 48 Ben-Tsiyon Galis Street, Segula Industrial Zone, Petach-Tikva, Israel
(hereinafter – “Suny”)

of the first part;

and:

SCAILEX CORPORATION LTD.
of 48 Ben-Tsiyon Galis Street, Segula Industrial Zone, Petach-Tikva, Israel
(hereinafter – “Scailex”)

of the second part;

Whereas

Suny is a public company, whose shares are listed for trading on the Tel-Aviv Stock Exchange Ltd., and whereas it holds shares of Scailex, constituting some 64% of Scailex’s issued and paid-up share capital;

and whereas

concurrent with the signing of this Service Agreement, an agreement was signed between Suny and Scailex, under which Scailex is acquiring from Suny Suny’s operations in the cellular sector, as this term is defined in the agreement for the purchase of the operations (hereinafter – “Operations Purchase Agreement”), a copy of which is attached to this Service Agreement as an integral part thereof;

and whereas	on July 17, 2008, the parties signed a service agreement under which Scailex shall provide various services to Scailex (hereinafter – “the Original Agreement”);

and whereas

Suny desires to continue to receive various services from Scailex, which were previously provided to Suny by Suny Telecom Ltd. and Dyn Dynamic Ltd. prior to the transfer of the operations pursuant to the Operations Purchase Agreement, as well as to continue to receive services from Scailex, which were provided to Suny pursuant to the Original Agreement, all as specified hereunder in this Service Agreement and in conformance with the conditions thereof;

and whereas

the parties desire to anchor all conditions concerning the Services being granted by Scailex to Suny in this Agreement, in such manner that, upon validation of this Agreement, this Agreement shall supersede and replace the Original Agreement;

Wherefore, the parties hereby agree and stipulate as follows:

1.	Recitals, Declarations and Clause Headings

	1.1	The recitals to this Agreement, the declarations of the parties thereto and the appendices attached thereto constitute an integral part thereof.

	1.2	This Agreement has been divided into sections and clause headings have been added solely for the sake of convenience, and no use may be made thereof for purposes of interpreting this Agreement.

2.	Definitions

In this Agreement, the following terms shall have the meanings defined alongside them, unless the context of the matters dictates otherwise:

“The Services”: the Services of the C.F.O. and the Additional Services.

“The C.F.O.’s Services”: Services of the C.F.O., which are being provided to Suny through the C.F.O. of Scailex.

“The Additional Services”: computer services, housekeeping and building maintenance services, services of corporate secretaries, as well as services assisting with the consolidation of the financial statements (as well as bookkeeping and accounting services if and to the extent agreed upon).

3.	The Service Agreement

	3.1	The C.F.O.’s Services

3.1.1

Scailex undertakes to provide C.F.O. Services to Suny throughout the period of the Agreement (as specified hereunder in clause 4) through Scailex’s C.F.O. (hereinafter – “the C.F.O.”), whose consent to that stated shall become a part of the C.F.O.’s employment agreement at Scailex.

	3.1.2	When providing the C.F.O’s Services, the C.F.O. shall be subordinate to Suny’s C.E.O., whomever the C.E.O. shall be from time to time, and shall act according to the C.E.O.’s instructions.

	3.1.3	The C.F.O.’s Services shall be performed by the C.F.O. with expertise and at a good level of professionalism.

3.1.4

The scope of the C.F.O.’s Services shall be to the extent required for the purpose of performing the Services in a good and efficient manner. The parties agree that the scope of the C.F.O.’s Services until the publication of the 2008 annual financial statements shall be set at the appointment percentage of 25% of the C.F.O.’s appointment. Immediately subsequent to the publication of the annual financial statements for each calendar year, the parties shall mutually agree upon the scope of the C.F.O.’s appointment for the following year, after examination of the scope of the C.F.O.’s Services required during the previous year and the forecast for the following year.

3.1.5

Whereas the C.F.O. shall be deemed an officeholder at Suny, Suny undertakes to issue a release, insurance and indemnification to the C.F.O. and to Scailex like for all of the other officeholders at Suny.

3.2	The Additional Services

3.2.1

Scailex undertakes to provide the Additional Services to Suny during the period of the Agreement as specified hereunder in clause 4, including bookkeeping and/or accounting services within the scope of the Additional Services as shall be agreed upon between the parties in writing in an addendum to the Agreement that is to be signed (bookkeeping and/or accounting services, if and to the extent provided, shall be reviewed immediately after the publication of the annual financial statements of each calendar year, and the parties shall agree upon the scope of the Additional Services to be provided during the following year, after examination of the scope of the Additional Services required during the previous year and the forecast for the following year). The Additional Services shall be provided by Scailex through units on its behalf, at its discretion, in coordination with Suny, provided that they have the capabilities, knowledge and experience for the purpose of providing these Services and provided that they are employed by Scailex under wage agreements and/or in service-provider agreements. When providing the Additional Services, Scailex shall devote the time, experience, connections and the knowledge it possesses in the fields of the Additional Services, this as shall be reasonably required from time to time according to Suny’s needs.

3.2.2

Scailex hereby undertakes to perform the Services for Suny during the period of this Agreement, and subject to the conditions thereof, and Suny agrees and undertakes to purchase and to accept the Services from Scailex.

3.2.3

Scailex undertakes to perform the Services professionally and with expertise and with full cooperation and coordination with other service-providers to Suny, and to devote all of the time that shall be necessary for the purpose of providing the Services.

3.2.4

Suny shall make available all information, equipment, records, etc. to Scailex or to any person acting on Scailex’s behalf within the scope of this Agreement, that are in Suny’s control and reasonably required by Scailex and/or by whomever is acting on Scailex’s behalf for the purpose of providing the Additional Services and/or in relation thereto.

4.	The Period of the Agreement

4.1

This Agreement shall be in effect for a period of 60 months commencing as of the execution date of the Operations Purchase Agreement, and subject to the receipt of the approval of the competent organs, as stated below in clause 9.1.

4.2

Notwithstanding that stated above, it is agreed that either party has the right to terminate this Agreement or a portion thereof by prior written notice delivered by it to the other party at least 90 days prior to the date it affixed for termination of the Agreement.

Termination of a portion of this Agreement means termination of either: the C.F.O.’s Services or the Additional Services.

5.	Performance of the Services as an Independent Contractor

5.1

It is expressly agreed that the Services shall be performed by Scailex as an independent contractor providing services for all intents and purposes, and that no employer-employee relations shall exist between Scailex and Suny.

5.2

Without derogating from that stated above, it is hereby agreed that, in the event that a competent tribunal or court of law shall rule that any of those providing services to Suny is an employee in his relations with Suny, Scailex undertakes to indemnify Suny and to reimburse it for any sum that Suny shall be obligated to pay to any service-provider as stated, in respect whereof a ruling is issued that employer-employee relations exist between that service-provider and Suny.

	5.3	Scailex declares and acknowledges that Suny has agreed to engage with it in this Agreement solely relying on this declaration.

6.	The Consideration

6.1

In consideration for the C.F.O.’s Services, Suny shall pay to Scailex monthly service fees to Scailex for the C.F.O. (hereinafter – “C.F.O. Services Fee”) at the sum of 25% of the monthly wage cost of the C.F.O. as Scailex shall deliver in writing to Suny.

6.2

In consideration for the Additional Services, Suny shall pay monthly service fees for the Additional Services (hereinafter – “Additional Services Fee”) at the sum of ILS 20,000 (twenty thousand shekels) per month during the period of the Agreement.

6.3

Bonuses from Scailex to the C.F.O. and/or to individuals (beyond their monthly wage) in respect of the Services being provided to Suny in accordance with this Agreement, if and to the extent that the granting of bonuses shall be considered, shall only be given if there is prior consent between Suny and Scailex. If the parties shall agree upon a bonus, Suny shall pay the cost thereof to Scailex, and all as shall be agreed between the parties (in addition to the C.F.O. Services Fee and the Additional Services Fee being paid monthly). It is hereby clarified that that stated hereinabove does not constitute any commitment on the part of Suny to agree to give any bonus in respect of the provision of the Services to Suny.

6.4

The C.F.O. Services Fee and the Additional Services fee (hereinafter jointly – “the Services Fees”) shall be paid to Scailex every month no later than the 10th day of every calendar month in respect of the previous calendar month.

7.	Intellectual Property Rights

Scailex declares and undertakes that all data, knowledge and information pertaining to the provision of the Services, including, and without derogating from the general purport of that stated above, trade names, formulas, patent rights, lists of customers, lists of suppliers and any other right (hereinafter – “the Rights”) belong solely to Suny, and Scailex undertakes not to make use of these Rights save within the scope of this Agreement and for the fulfillment of its obligations pursuant thereto. Scailex further undertakes that for as long as this Agreement is in effect and for a period of two years after the Agreement expires, Scailex shall safeguard the confidentiality of the intellectual property Rights and shall not disclose any information whatsoever pertaining to the Rights to any other person and/or body without Suny’s prior written consent.

8.	Taxes and Payments

8.1

The Services Fees shall be paid to Scailex against a duly prepared tax invoice and a certificate of its withholding tax exemption, or a certificate of withholding tax at the rate set by the tax assessor.

8.2

Value Added Tax that shall apply, if any, to the Services Fees and the rest of the payments to be paid to Scailex pursuant to the provisions of this Agreement shall apply to Suny and shall be paid by it to Scailex together with every payment pursuant to the provisions of this Agreement against a duly prepared tax invoice.

8.3

Income tax and all other taxes and levies (excluding V.A.T.) that shall apply to the Services, including all payments and taxes to Scailex’s employees who shall be engaged in the performance of the Services, shall apply to Scailex and shall be paid by it.

Scailex shall be solely responsible for all reports, financial transfers and every other statutory obligation pertaining to the said tax liabilities.

9.	General Provisions

9.1

The validity of this Agreement is contingent upon the receipt of all approvals required by law by the competent organs, including the General Assemblies of Shareholders of Scailex and Suny, taking into consideration, inter alia, the fact that the engagement for the performance of the Services in accordance with this Agreement is between two public companies, when one of them (Suny) is the controlling shareholder of the other (Scailex). Subject to the provisions of any law, the parties undertake to exert their best efforts to obtain the requisite approvals as stated as soon as possible.

If, within 90 days of the signing date of this Agreement, the approvals required by law of the competent organs of both Scailex and Suny are not received, this Agreement shall expire and be voided, and the parties shall not have any allegation or claim against each other. In such instance, the Original Agreement shall remain in effect.

9.2

The parties undertake to safeguard in absolute confidentiality and not to disclose and/or to transmit in any other manner, any information, knowledge, plans, diagrams, documents, computer files, trade secrets, commercial secrets and any other information regarding the other party or any of its employees, or that the other party is obligated to safeguard in secrecy by virtue of any agreement or statute, which comes into their possession throughout the period of this Agreement (hereinafter – “Confidential Information”). To dispel any doubt, it is hereby clarified that the expression “confidential information” pursuant to this Agreement does not include information that was known to the recipient of the information before it was received from the other party, or which was publicized, or that was lawfully received from any third party lawfully possessing it, or information which is independently developed without relying on the information of the other party.

9.3

To dispel any doubt, it is hereby clarified that this Agreement shall in no way derogate from other arrangements between the parties in relation to topics not explicitly addressed in this Agreement, with the exception of in relation to the Original Agreement (dated July 17, 2008), which this Agreement is intended to replace, and therefore, upon validation of this Agreement, the Original Agreement shall automatically expire.

9.4

Each of the parties to this Agreement undertakes not to assign or to transfer its rights and/or obligations pursuant to this Agreement to any other party without obtaining the other party’s prior written consent. Notwithstanding that stated above, Scailex shall be allowed to assign its rights and/or obligations pursuant to this Agreement to a corporation wholly owned by it, provided that it shall remain guarantor for the fulfillment of that corporation’s obligations pursuant to this Agreement.

9.5

This Agreement encompasses all that agreed upon between the parties in relation to the Services, as this term is defined in this Agreement, and pertaining thereto, and negates any representation, understanding or consent between Suny and Scailex in relation to the Services that was achieved, if any, prior to the signing of this Agreement.

9.6	The parties undertake to conduct themselves inter se with fidelity and integrity.

9.7

Non-exercise of rights pursuant to this Agreement by one of the parties in respect of a breach by the other party shall in no way be deemed a waiver of those rights and/or a waiver in respect of that breach.

9.8	No amendment and/or addendum to this Agreement shall be valid unless drawn up in writing and signed by all parties to the Agreement.

9.9

The parties affix their addresses for the purposes of this Agreement as specified in the recitals to this Agreement. Any notice sent by one party to the other by registered mail according to its address above shall be deemed as if having arrived at the addressee 72 hours after having been delivered for dispatch at the post office, and, if personally delivered and/or transmitted by facsimile and/or similar message transmission device – at the time of transmission thereof.

In witness whereof, the parties have hereunto signed:

/s/ Yahel Shachar /s/ Shachar Rachim	/s/ Ilan Ben Dov /s/ Shachar Landau

Scailex Corporation Ltd.	Suny Electronics Ltd.